

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Taylor Harris
Chief Financial Officer
MyoKardia, Inc.
333 Allerton Ave
South San Francisco, CA 94080

> **Re: MyoKardia, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.1 - Termination Agreement, by and between the Registrant and**
> **Aventis, Inc. dated July 17, 2019**
> **Filed November 4, 2019**
> **File No. 001-37609**

Dear Mr. Harris:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance